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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.  2   )*
                                          ------


                              WCI Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     92923C
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 8, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------------       -----------------------------------
CUSIP No. 92923C                      13G                     Page 2 of 6 Pages
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1.    Name of Reporting Persons: Mary-Ann Wilson, as Trustee of the Alfred
      Hoffman Jr. 2003 Long Term Trust
      I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a)/ /
                                                                         (b)/ /
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:  United States
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  NUMBER OF      5.  Sole Voting Power:  1,656,300
    SHARES       --------------------------------------------------------------
BENEFICIALLY     6.  Shared Voting Power: -0-
 OWNED BY        --------------------------------------------------------------
EACH REPORTING   7.  Sole Dispositive Power: -0-
  PERSON WITH    --------------------------------------------------------------
                 8.  Shared Dispositive Power: 1,656,300
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person: 1,656,300
-------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                         / /
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11.   Percent of Class Represented by Amount in Row (9): 3.95%
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12.   Type of Reporting Person (See Instructions):  IN
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Item 1(a).     Name of Issuer:

               WCI Communities, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               24301 Walden Center Drive, Suite 300, Bonita Springs, FL  34134

Item 2(a).     Name of Person Filing:

               Mary-Ann Wilson, as Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               333 W. Wacker Drive, Suite 950, Chicago, Illinois 60606

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               92923C

Item           3. If this Statement is Filed Pursuant to Section 240.13d-1(b) or
               Section 240.13d-2(b) or (c), check whether the person filing is a:

        (a)    /  /  Broker or dealer registered under Section 15 of the
                     Act (15 U.S.C. 78o).

        (b)    /  /  Bank as defined in section 3(a)(6) of the Exchange Act (15
                     U.S.C. 78c)

        (c)    /  /  Insurance company as defined in Section 3(a)(19)of the Act
                     (15 U.S.C.78c).

        (d)    /  /  Investment company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C.80a-8).

        (e)    /  /  An investment adviser in accordance with
                     Section 240.13d-1(b)(1)(ii)(E);


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        (f)    /  /  An employee benefit plan or endowment fund in
                     accordance with Section 240.13d-1(b)(1)(ii)(F);

        (g)    /  /  A parent holding company or control person in
                     accordance with Section 240.13d-1(b)(1)(ii)(G);

        (h)    /  /  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

        (j)    /   / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.        Ownership.

        (a) Amount beneficially owned: 1,656,300

        (b) Percent of class: 3.95%

        See Item 11 of cover page.

        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 1,656,300

            (ii)  Shared power to vote or to direct the vote: -0-

            (iii) Sole power to dispose or to direct the disposition of:
                  -0-

            (iv)  Shared power to dispose or to direct the disposition of:
                  1,656,300

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.




                                      Page 4 of 6


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Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 12, 2007
                                        -------------------------------
                                                  Date

                                           /s/ Mary-Ann Wilson
                                        -------------------------------
                                                  Signature

                                        Mary-Ann Wilson, as Trustee of the
                                        Alfred Hoffman Jr. 2003 Long Term Trust


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